Actions Semiconductor Reports First Quarter 2011 Results

ZHUHAI, China, May 10, 2011 /PRNewswire-Asia/ -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported its financial results for the first quarter ended March 31, 2011.

All financial results are reported on a U.S. GAAP basis.

Revenue for the first quarter of 2011 was $9.4 million, as compared to revenue of $10.7 million for the fourth quarter of 2010, and $7.9 million for the first quarter of 2010.

Net income attributable to Actions Semiconductor's shareholders for the first quarter of 2011 was $5,000 or $0.00 per ADS. This compares to a net loss attributable to Actions Semiconductor's shareholders of $152,000 or $0.00 per ADS, for the fourth quarter of 2010, and a net loss attributable to Actions Semiconductor's shareholders of $874,000 or $0.01 per ADS, for the first quarter of 2010.

Actions Semiconductor reported gross margin of 39.1% for the first quarter of 2011, as compared to gross margin of 37.1% for the fourth quarter of 2010, and 39.6% for the first quarter of 2010. The Company ended the first quarter of 2011 with $111.9 million in cash and cash equivalents. Trading securities and marketable securities, current and non-current, were $106.6 million at the end of the first quarter.

Since the share repurchase programs commenced in 2007, the Company has invested approximately $38.5 million in repurchasing its shares. As of March 31, 2011, approximately 16.3 million American Depositary Shares (ADSs) were repurchased.

"Our better than expected sales in the first quarter were driven by strong demand across our products lines, with particular strength in products targeting the automotive, boom box, gaming, and high-end MP4 markets," stated Mr. Niccolo Chen, CEO of Actions Semiconductor. "We continue to enjoy leading market share in key market segments such as small color display MP3, QVGA MP4, and D1 PMP with gaming functions, and we are increasing our market share in fast growing newer market segments such as automotive, boom box, HD PMP, and HD gaming. We are pleased to see increased interest in our boom box products which are successfully penetrating larger brand name customers in China. In the high end market segments, we are continuing to develop products, including the newly launched Series 28 HD 1080P, which distinguishes Actions by offering differentiating features and cost competitive total solutions. We are encouraged by the current market trends."

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

For the second quarter of fiscal year 2011 ending June 30, 2011, Actions Semiconductor estimates revenue in the range of $10.0 to $11.0 million, gross margin will be approximately 40% and operating expenses higher on a sequential basis. The second quarter 2011 estimates include share-based compensation of approximately $0.5 million.

Conference Call Details

Actions Semiconductor's first quarter 2011 teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Tuesday, May 10, 2011. To participate in the live call, analysts and investors should dial 877-941-1428 (within U.S.) or 480-629-9665 (outside U.S.) at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company's website at www.actions-semi.com. An audio replay of the call will be available to investors through May 20, 2011 by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the passcode 4435622.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning signs of positive indicators in the industry for next year, growth in the market driven by continued proliferation of applications within the PMP market and incremental rebound of overall demand for these products, Actions Semiconductor's belief that it is positioned to capture some upside from these trends, and Actions Semiconductor's future expectations with respect to revenue, gross margin, operating expenses and share-based compensation expense.  Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:

Lisa Laukkanen	Edward Chen
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	edward@actions-semi.com
415-217-4967	+86-756-3392353*111

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	At March 31,	At December 31,	At March 31,
	2011	2010	2010
	(unaudited)	(audited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	111,871	42,872	99,924
Time deposits	-	34	47
Marketable securities	80,931	164,336	133,434
Trading securities	543	535	500
Accounts receivable, net	1,831	1,844	1,940
Amount due from a related party	1,240	559	767
Amount due from equity method investees	90	104	404
Inventories	5,336	4,832	3,555
Prepaid expenses and other current assets	2,561	3,242	1,394
Deferred tax assets	231	399	285
Total current assets	204,634	218,757	242,250

Investment in equity method investees	7,666	6,401	2,025
Other investments	17,305	2,764	3,639
Marketable securities ($15,252, $14,296 and $13,917 carried at fair value as of March 31, 2011, December 31, 2010 and March 31, 2010 respectively)	25,166	24,831	13,917
Rental deposits	40	40	61
Property, plant and equipment, net	27,280	24,604	16,341
Land use right	1,566	1,554	1,538
Acquired intangible assets, net	5,721	4,318	3,552
Deposit paid for acquisition of intangible assets	1,100	2,408	-
Deferred tax assets	73	88	131
Goodwill	468	468	-
TOTAL ASSETS	291,019	286,233	283,454

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	4,371	2,850	2,518
Accrued expenses and other current liabilities	4,862	7,247	5,291
Short-term bank loan	6,000	-	-
Other liabilities	2,479	2,502	2,196
Income tax payable	240	140	-
Deferred tax liabilities	265	446	380
Total current liabilities	18,217	13,185	10,385

Other liabilities	-	83	326
Deferred tax liabilities	2,438	2,286	2,072
Total liabilities	20,655	15,554	12,783
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	21,695	24,252	29,822
Accumulated other comprehensive income	26,660	24,420	20,074
Retained earnings	222,037	222,032	220,774
Total Actions Semiconductor Co., Ltd. shareholders' equity	270,393	270,705	270,671
Noncontrolling interest	(29)	(26)	-
Total equity	270,364	270,679	270,671
TOTAL LIABILITIES AND EQUITY	291,019	286,233	283,454

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
(in thousands of U.S. dollars, except per share amounts)

	Three months ended	Three months ended	Three months ended
	March 31,	December 31,	March 31,
	2011	2010	2010
	(unaudited)	(unaudited)	(unaudited)

Revenues:
Third-parties:
System-on-a-chip products	7,024	8,731	6,285
Semiconductor product testing services	80	44	22
	7,104	8,775	6,307
Related-parties:
System-on-a-chip products	2,262	1,960	1,583
Total revenues	9,366	10,735	7,890
Cost of revenues:
Third-parties:
System-on-a-chip products	(4,349)	(5,596)	(3,793)
Semiconductor product testing services	(42)	(24)	(15)
	(4,391)	(5,620)	(3,808)
Related-parties:
System-on-a-chip products	(1,309)	(1,127)	(960)
Total cost of revenues	(5,700)	(6,747)	(4,768)
Gross profit	3,666	3,988	3,122
Other operating income	217	22	133
Operating expenses:
Research and development	(5,057)	(4,425)	(4,557)
General and administrative	(1,695)	(2,204)	(1,740)
Selling and marketing	(265)	(420)	(247)
Total operating expenses	(7,017)	(7,049)	(6,544)
Loss from operations	(3,134)	(3,039)	(3,289)
Other income	1,111	794	31
Fair value change in trading securities	1	1	132
Interest income	2,832	2,503	2,434
Interest expense	(19)	-	-
Income (loss) before income taxes, equity in net loss of equity method investees and noncontrolling interest	791	259	(692)
Income tax expense	(258)	(86)	(30)
Equity in net loss of equity method investees	(531)	(357)	(152)
Net income (loss)	2	(184)	(874)
Less: Net loss attributable to noncontrolling interest	3	32	-
Net income (loss) attributable to Actions Semiconductor Co.,Ltd.	5	(152)	(874)

Net income (loss) per share-basic:
Net income (loss) attributable to Actions Semiconductor Co.,Ltd.	0.00001	(0.0004)	(0.0020)

Net income (loss) per share-diluted:
Net income (loss) attributable to Actions Semiconductor Co.,Ltd.	0.00001	(0.0004)	(0.0020)

Basic (per ADS)	0.00007	(0.0021)	(0.0117)
Diluted (per ADS)	0.00007	(0.0021)	(0.0117)

Weighted-average shares used in computation:
Basic	423,324,265	430,634,573	446,860,734
Diluted	440,270,706	430,634,573	446,860,734

Weighted-average ADS used in computation :
Basic	70,554,044	71,772,429	74,476,789
Diluted	73,378,451	71,772,429	74,476,789

Note: Stock compensation recorded in each
expense classification above is as follows:
Research and development	447	(159)	690
General and administrative	123	(64)	275
Selling and marketing	24	(12)	41
Cost of revenues	5	2	-

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
	Three months ended	Three months ended	Three months ended
	March 31,	December 31,	March 31,
	2011	2010	2010
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net income (loss)	2	(184)	(874)
Adjustments to reconcile net income (loss) to net cash provided by	-	-	-
Operating activities:
Depreciation of property, plant and equipment	463	543	481
Land use right	9	8	8
Allowance for doubtful accounts receivable	-	-	(102)
Amortization of acquired intangible assets	402	472	536
Utilization of subsidy from local authorities of Beijing, Shenzhen and Zhuhai, the People's Republic of China ("PRC")	(157)	-	-
Write down of inventories	61	221	-
Gain on disposal of property, plant and equipment	-	(12)	-
Gain on disposal of other investments	-	-	(137)
Equity in net loss of equity method investees	531	357	152
Share-based compensation	599	(233)	1,006
Fair value change in trading securities	(1)	1	3
Deferred tax	153	48	213
Changes in operating assets and liabilities:
Accounts receivable	13	320	53
Amount due from a related party	(681)	108	(237)
Notes receivable	-	60	-
Inventories	(515)	1,112	946
Amount due from equity method investees	17	210	88
Prepaid expenses and other current assets	739	(405)	(81)
Accounts payable	1,485	(2,914)	163
Accrued expenses and other current liabilities	(445)	1,160	(1,917)
Income tax receivable	-	88	(55)
Income tax payable	99	141	(129)
Rental deposit refunded (paid)	-	2	(15)
Net cash provided by operating activities	2,774	1,103	102

Investing activities:
Investment in an equity method investees	(2,600)	(600)	(600)
Proceeds from disposal of other investments	-	-	354
Purchase of other investments	(13,727)	-	-
Purchase of trading securities	-	-	(470)
Proceeds from redemption of marketable securities	106,833	17,399	45,235
Purchase of marketable securities	(22,249)	(22,785)	(28,810)
Proceeds from disposal of property, plant and equipment	-	21	-
Purchase of property, plant and equipment	(4,317)	(4,216)	(761)
Purchase of intangible assets	(989)	(185)	(300)
Deposit paid for acquisition of intangible assets	-	(432)	-
Decrease (increase) in time deposits	34	(2)	15
Net cash provided by (used in) investing activities	62,985	(10,800)	14,663

Financing activities:
Proceeds from short-term bank loans	6,000	-	-
Advance subsidy from local authorities of Beijing, Shenzhen and Zhuhai, the PRC	16	223	79
Proceeds from exercise of stock options	134	145	-
Repurchase of ordinary shares	(3,290)	(1,977)	(2,607)
Net cash provided by (used in) financing activities	2,860	(1,609)	(2,528)

Net increase (decrease) in cash and cash equivalents	68,619	(11,306)	12,237

Cash and cash equivalents at the beginning of the period	42,872	53,919	87,706

Effect of exchange rate changes on cash	380	259	(19)
Cash and cash equivalents at the end of the period	111,871	42,872	99,924